2nd Review Version
ACCOUNTING REVIEW MEMORANDUM
SUBSEQUENT FILING/RESPONSE

DATE EXAMINED: 10/15/08
OFFICE NUMBER: 4
REGISTRANT: **American Lorain Corporation**
  CIK: 1117057
  SIC: 2060
  FILE: 333-145260
FORM : **S-1/A #6**
DATE FILED: 10/10/08

TYPE OF REVIEW:
  FULL   (X)
  FINANCIAL   ( )
  TARGETED   ( )

DATE OF LAST REVIEW AND F/D CODE: 2004 10-KSB with final disposition of 02/21/06 and code C8.
STATUS OF 1934 FILINGS: Current and timely

DATES OF FINANCIAL STATEMENTS:
    AUDITED: As of and for the years ended December 31, 2007, 2006 and 2005.

    UNAUDITED: As of 06/30/08, and for the three and six month periods ended 06/30/08 and 06/30/07

INDEPENDENT ACCOUNTANTS' AUDIT REPORT(S) AND CONSENT(S):

NAME	CITY/STATE	REPORT DATE	CONSENT DATE
Samuel H. Wong & Co., LLP	South San Francisco, CA	02/26/08	10/10/08
Parent Only (5-04 Reg S-X)			
Samuel H. Wong & Co., LLP	South San Francisco, CA	07/21/08	10/10/08

DOCUMENTS EXAMINED:
Registration Statement   (X)   S-1
Proxy Statement   ( )
Periodic Reports –
    Form 10-K   ( )
    Form 10-Q   1st Qtr ( )   2nd Qtr ( )   3rd Qtr ( )

SUGGESTED COMMENTS:
None   ( )
Attached   ( )
Recommend clearance of F/S   (X)
Additional Information   ( )
Futures Comments   ( )
Amendment Requested   ( )

Am Lorain 2nd Rev (6) SU Acct Memo_MWjsd.doc

F/S UPDATE DUE: 11/12/08 – 3rd Qtr 2008 financial information

FILER STATUS:
  Large Accelerated   ( )
  Accelerated   ( )
  Not Accelerated   ( )
  Small reporting company   (X)

ENGINEER: N/A
ATTORNEY: Donna Levy
ACCOUNTANT: Mark A. Wojciechowski   DATE: 10/15/08
REVIEW ACCOUNTANT: Jill Davis   DATE: 10/20/08

<u>BACKGROUND</u>

<u>FINANCIAL DATA</u>

Fiscal Year: December 31
GAAS: PCAOB (US)
GAAP: United States

<u>TRANSACTION</u>

<u>HISTORY</u>

Document	Date of Period End	Date Submitted/Filed
Form S-1		08/09/07
Bedbug comment letter		08/17/07
Form 10-Q	06/30/07	08/20/07
Form S-1/A		10/26/07
Supplemental response		10/29/07
Form 10-Q	09/30/07	11/14/07
Comment letter		11/21/07
Supplemental response		02/20/08
Form S-1/A #2		02/20/08
Comment letter		03/18/08
Form 10-K	12/31/07	04/15/08
Form 10-K/A	12/31/07	04/16/08
Supplemental response		05/15/08
Form S-1/A #3		05/15/08
Form 10-Q	03/31/08	05/16/08
Comment letter		06/06/08
Supplemental response		08/07/08
Form S-1/A #4		08/07/08
Form 10-Q	06/30/08	08/14/08
Comment letter		08/20/08
Supplemental response		09/19/08
Form S-1/A #5		09/19/08
Comment letter		09/30/08
Supplemental response		10/10/08
Form S-1/A #6		10/10/08

Review in process

<u>SUMMARY OF SIGNIFICANT OR UNUSUAL ISSUES</u>

<u>Material Issues:</u>

No new issues identified. See items previously addressed in the cumulative CLOSING DOCUMENT section below.

REVIEW CHECKLIST

1.   The subsequent filing or response was
        reviewed for compliance with staff comment
        letter dated 09/30/08.   Yes (X)   No ( )   N/A ( )

2.   Further staff comments are not necessary; the
        actual or proposed revisions ARE acceptable.   Yes (X)   No ( )   N/A ( )

3.   Request for supplemental information was
        satisfactorily responded to by the registrant.   Yes (X)   No ( )   N/A ( )

4.   Auditor consent has been updated, as
        appropriate; audit report prepared and filed in
        accordance with Article 2 of Regulation S-X.   Yes (X)   No ( )   N/A ( )

5.   Registrant complied with the periodic
        filing and financial updating requirements of
        Article 3 of Regulation S-X, or Form 20-F.   Yes (X)   No ( )   N/A ( )

6.   Review has encompassed all relevant filings
        filed subsequent to prior memo; these have been
        listed in the History Summary above.   Yes (X)   No ( )   N/A ( )

7.   Updated cumulative Closing Memo summary
        in this accounting memo; if review is
        complete, entered summary information in the
        Closing Memo database   Yes (X)   No ( )   N/A ( )

8.   Uploaded PRIOR second review memo to
        EDGAR; updated disposition on J-drive
        Accounting Log   Yes (X)   No ( )   N/A ( )

9.   Completed confidential treatment request
        checklist; verified submission on EDGAR;
        retained a clean copy of the response.   Yes (X)   No ( )   N/A ( )

10.   Registrant provided TANDY representations
        requested in our first comment letter.   Yes (X)   No ( )   N/A ( )

CLOSING DOCUMENT –

SIGNIFICANT ISSUES

Significant Issue:
Resolution:

> Indicate whether there was a material change that resulted in an amendment to the document.
> (   ) Yes   (   ) No
> If there was such a change, indicate the nature of the revision:
> (   ) Financial statements (amounts)
> (   ) Other financial disclosure (in the notes to the financial statements)
> (   ) Other disclosure (elsewhere in the document)
> Indicate whether a significant financial statement item was restated by 10 percent or more.
> (   ) Yes   (   ) No
> If there was such a change, complete the following table:

Item Affected	Period Affected	Original Amount	Revised Amount	$ change	% change

MATERIAL ISSUES

Material Issue:

- Need to update financial statements to comply with Rule 3-12 of Regulation S-X.
- Unclear why they do not have reportable operating segments under SFAS 131

END OF CLOSING DOCUMENT

DISPOSITION OF PRIOR COMMENTS:

Form S-1/A No. 5 Filed September 19, 2008
Financial Statements - American Lorain Corporation (Parent Only)
General

10.   We note you have identified these financial statements as 'Retroactively Restated'. Please tell us, and revise your disclosure to explain why you have labeled these financial statements as such.

Complied –
NTR, MW: The registrant explains that they labeled the parent-only financial statements as "Retroactively Restated" because such financial statements have been retroactively restated as if the recapitalization transaction occurred as of the beginning of the first period presented in order to reflect the financial position and operating results of the holding entity in its current form (i.e. because of the recapitalization the historical financial statements are now those of the accounting acquirer). For the sake of clarification, they deleted the heading and have more fully disclosed the matter in Note 1(c) to the parent-only financial statements, consistent with the disclosure in the notes to the consolidated financial statements. Response and revisions are adequate, no further comment is necessary. NFR-JSD: OK

ACCOUNTING COMMENTS ON SUBSEQUENT FILING/RESPONSE:

None
NFR-JSD: OK